Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Barclays Capital Inc.

745 7th Avenue

New York, NY 10019

May 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Repay Holdings Corporation (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-238691

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on Thursday, May 28, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed 1,000 copies of the preliminary prospectus dated May 26, 2020, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Gary Katz
Name:	Gary Katz
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Andrew Underwood
Name:	Andrew Underwood
Title:	Managing Director